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Consent of Independent AUDITORS

We consent to the incorporation by reference in the Registration Statements (No. 333-229631) on Form F-10 and on Form S-8 (File No. 333-189884 and No. 333-182617) of Neptune Wellness Solutions Inc. of our report dated July 26, 2019, on the combined financial statements of Sugarleaf Labs LLC and Forest Remedies LLC, which comprise the combined statement of financial position as at December 31, 2018, the combined statements of earnings, changes in net partner’s investment and cash flows for the year then ended, and the related notes (collectively, the “combined financial statements”), which report appears in the Form 6-K of Neptune Wellness Solutions Inc. dated October 4, 2019.

Our report:

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Contains a qualified opinion as we were not able to observe the counting of the physical inventories at the beginning of 2018 and therefore we were not able to determine whether adjustments might be necessary to:

-	the net loss reported in the combined statements of earnings and changes in net partner’s investment for the year ended December 31, 2018; and
-	the components of cash flows from operating activities reported in the combined statement of cash flows for the year ended December 31, 2018.

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Contains an emphasis of matter paragraph that states we draw attention to Note 2(a) to the combined financial statements which describes the basis of presentation used in the combined financial statements and the purpose of the combined financial statements. Our opinions are not modified in respect of this matter.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

•

Contains an other matters paragraph that states the comparative information as at and for the year ended December 31, 2017 and as at January 1, 2017 is unaudited. Accordingly, we do not express an opinion on it.

October 4, 2019

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

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